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                               December 3, 2020

       Yuxia Zhang
       Chief Executive Officer
       K-Chain Group Inc.
       2500 E. Colorado Blvd, Suite 255
       Pasadena, CA 91107

                                                        Re: K-Chain Group Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 6,
2020
                                                            File No. 024-11363

       Dear Ms. Zhang:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 6, 2020

       Employees and Employment Agreements, page 20

   1. Please disclose your total number of employees, indicating the number employed full time. In this regard,
we note that your disclosure in Part I of this Form 1-A indicates that you have zero part-time
employees and zero full-time employees. Please refer to Item
                                                        7(a)(1)(iv) of Part II
of Form 1-A.
       Governing Law, and Venue, page 21

   2. Please revise your disclosure here and on page 11 to state that the exclusive forum provision is contained
in your Subscription Agreement. In addition, please expand your disclosure to include
discussions of the risks or other impact of the provision on investors. Lastly,
please revise the exclusive forum provision contained in your
                                                        Subscription Agreement
to clearly state that it does not apply to any claims arising under the federal securities
laws, or tell us how you will inform investors in future filings that
 Yuxia Zhang
FirstName LastNameYuxia   Zhang
K-Chain Group  Inc.
Comapany3,
December  NameK-Chain
             2020        Group Inc.
December
Page 2    3, 2020 Page 2
FirstName LastName
         this is the case.
Management   s Discussion and Analysis of Financial Condition and Results of
Operation
Plan of Operation, page 23

3. Your disclosure on page 24 indicates that you have established a "minimum annual operating budget of $500,000" and will cease to operate if you "cannot raise $500,000 in this offering or through profits within 12 months." By contrast, your disclosure on page
         24 also states that you have established a "minimum annual operating budget of
         $1,000,000" and will cease to operate if you "cannot raise $1,000,000 in this offering or through profits within 12 months." We also note that your risk factor disclosure on page 7 suggests that you must raise "approximately $1,000,000 of the $10,000,000 offered in this offering" to finance your operations otherwise you may be forced to cease your operations. Please revise your disclosures to reconcile these inconsistencies.
Compensation of Directors and Executive Officers, page 26

4. Please describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the three highest paid persons who were executive officers
         or directors during the issuer   s last completed fiscal year and to
the issuer   s directors for
         the issuer   s last complet-ed fiscal year, or disclose that you do
not yet know how future
         compensation will be arranged. Refer to Item 11(d) of Part II of Form 1-A.
Security Ownership of Management and Certain Beneficial Owners, page 26

5. Please provide the information required by Item 12 of Part II of Form 1-A, including the number of shares of common stock outstanding, as of the most recent practicable date. In this regard, we note your disclosure is "based on 10,000,000 shares of common stock outstanding as of June 30, 2018."
General

6. We note that you have checked the box indicating you meet the criteria for eligibility for
         the use of Form 1-A Securities Act Rule 251(b)(3) and are    actively
engaged in the
         implementation and deployment of [your] business plan.    Please
disclose the activities
         you are engaged in to further your business plan. For example, disclose the current stage of development of your proprietary software platform, given your disclosure on page 23 that in the first six to twelve months following qualification of your Form 1-A you plan to finalize "[y]our e-Commerce Support Platform." Please also reconcile inconsistencies or revise to remove statements that suggest your services are currently "ready to be offered to clients, pending approval of contracts," as you do on page 19. In this regard, we note that you disclose you are a development stage company that has had minimal operating history and no revenues to date.
 Yuxia Zhang
K-Chain Group Inc.
December 3, 2020
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Tatanisha Meadows at (202) 551-3322 or Lyn Shenk at
(202) 551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



FirstName LastNameYuxia Zhang                                Sincerely,
Comapany NameK-Chain Group Inc.
                                                             Division of
Corporation Finance
December 3, 2020 Page 3                                      Office of Trade &
Services
FirstName LastName